Room 4561

November 28, 2007

Ms. Susan J. Carstensen
Chief Financial Officer, Vice President, Treasurer and Assistant Secretary
Rightnow Technologies, Inc.
40 Enterprise Blvd.
Bozeman, Montana 59718

      RE: **Rightnow Technologies, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Form 8-K dated October 24, 2007
                File No. 000-31321

Dear Ms. Carstensen:

We have reviewed the above filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1. Business Description and Summary of Significant Accounting Policies

(j) Revenue Recognition, page F-8

1.   Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e., discounts, concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable. Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-

9 in accounting for return rights and other considerations. In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48.

2.   We also note that for PCS and hosting services (sold in connection with perpetual license arrangements), VSOE is measured by the "price changed at renewal when sold separately." Please clarify for us whether the renewal rates for PCS and hosting services are stated in your initial multiple element software license arrangements to your customers. If your renewal rates are stated in the initial contract, then tell us what percentage of your customers actually renew at the stated rates. If the rates are not stated in the contract, then please address the issue that if your renewal rates vary from customer to customer, how you can reasonably establish VSOE. Explain to us how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2.

3.   We note that for your term licenses, the Company recognizes revenues for software, hosting and support ratably over the contract period. Clarify for us, your revenue recognition policy when professional services are sold in conjunction with term license arrangements where vendor-specific objective evidence does not exist. Specifically, tell us how you considered paragraph 12 of SOP 97-2 as these contracts appear to have several undelivered elements, one of which you are able to determine VSOE of fair value (professional services) and others which you are not (hosting and services).

4.   Similarly, if the Company's subscription arrangements include professional services, tell us how you determined that it is appropriate to recognize revenue as such services are performed. While we note that the Company has established VSOE of fair value for your professional services, it is not clear if you are able to also determine VSOE of fair value for your subscription element. If you do not have VSOE for this other undelivered element, then tell us how you considered paragraph 12 of EITF 00-21 in accounting for the professional services.

Form 8-K dated October 24, 2007

5.   We note your use of certain non-GAAP measures in your Form 8-K dated October 24, 2007 (i.e., non-GAAP net income (loss) and non-GAAP EPS). Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Susan J. Carstensen
Rightnow Technologies, Inc.
November 28, 2007
Page 4

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief